

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Thomas Paquin
Chief Executive Officer
VictoryBase Corporation
PO Box 617
Roanoke, TX 76262

> **Re: VictoryBase Corporation**
> **Amendment No. 5 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 9, 2021**
> **CIK No. 0001836735**

Dear Mr. Paquin:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 5 to Draft Offering Statement on Form 1-A submitted November 9, 2021

Use of Proceeds to Issuer, page 20

1. We note your response to comment 5 and your disclosure throughout the filing that Holdings will use the proceeds of its sale of Class B Units to acquire VictoryBase Properties. Additionally, you disclose that Holdings will use control fees paid by the Company, capital contributed by the Company, proceeds of loans from lenders, and cash from other sources to acquire VictoryBase Properties. We further note your graphic on page 24 depicts your structure if and when Holdings acquires VictoryBase SC1, LLC. You also disclose that you expect to purchase additional VictoryBase Properties in the next 12 months. In light of such disclosure and that VictoryBase SC1, LLC is currently owned by a related party, we are unclear how you arrived at the conclusion that the acquisition of any VictoryBase Properties and/or the acquisition of VictoryBase SC1,

LLC is not probable. Please provide us with an expanded analysis supporting your determination that the acquisitions of any VictoryBase Properties and/or the acquisition of VictoryBase SC1, LLC is not probable.

Our Business Activities, page 37

2.   We note your response to comment 6, which appears to indicate that you do not intend to implement a discount program at this time. As such, please remove references to any potential Base Payment rate discounts offered to EquityBase Investors from your offering circular or revise your offering circular throughout to provide additional detail regarding this aspect of your business and offering, including an estimate of the discounts that will be provided, how the specific discounts will be determined and any other factors that are relevant as it relates to your decision to offer a rent reduction to certain investors.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Douglas Clayton